SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                              SEC FILE NUMBER
                                 000-21043

Check One):| | Form 10-K | | Form 20-F | | Form 11-K |X| Form 10-Q
         For Period Ended: June 30, 2001
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ___________________________________
 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Pacific Gateway Exchange, Inc.
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Full Name of Registrant

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Former Name if Applicable

500 Airport Boulevard, Suite 370
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Address of Principal Executive Office (Street and Number)

Burlingame, California    94010
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City, State and Zip Code

PART II  -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 | | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 29, 2000, Pacific Gateway Exchange, Inc. ("the Company") filed a voluntary Chapter 11 petition with the U.S. Bankruptcy Court for the Northern District of California, San Francisco Division. On January 3-4, 2001, five of the Company's U.S. subsidiaries also filed for bankruptcy.
The Company has limited accounting staff at this time and therefore will not be in a position to make a filing of its Quarterly Report on Form 10-Q. In addition, the Company's lenders have declined to advance the funds necessary for the Company to prepare and file its Annual Report on Form 10-K for the year ended December 31, 2000 or its Form 10-Q Quarterly Reports for the quarters ended March 31, 2001 and June 30, 2001. Without such an advance, the Company will not be able to complete and file such reports.

PART IV -- OTHER INFORMATION
(1)      Name and telephone number of person to contact in regard to this notification:
            David M. Davis                     650               347-7489
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                    (Name)                 (Area Code)      (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
         Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         | |Yes |X|No

         The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2000 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?                    |X|Yes  | |No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will have significant declines in revenue as compared to the prior year. The Company's only revenues are from its Russian operations and limited commissions from its IECom operations. The Company is unable to give any further quantitative estimate of its results for the quarter ended June 30, 2001 at this time. The Company's debtor in possession credit facility is now operating under month to month extensions granted by the Company's lenders in their discretion.

Pacific Gateway Exchange, Inc.
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                (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2001                    By:  /s/  David M. Davis
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                                        David M. Davis, Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
         Intentional misstatements or omissions of fact constitute
             Federal Criminal Violations (See 18 U.S.C. 1001).
                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sections.232.201 or Sections 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sections 232.13(b) of this chapter).

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